THOMAS C. PRITCHARD, PC

800 Bering Dr., Suite 201

Houston, TX 77057

January 19, 2018

Office of Healthcare and Insurance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Oncolix, Inc.
Registration Statement on Form S-1 Filed December 19, 2017 File No. 333-222159

Dear Gentlemen:

This letter sets forth the responses of Oncolix, Inc., a Florida corporation (the “Company,” “Oncolix” or “we”), to the comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 16, 2018 concerning the Company’s Registration Statement on Form S-1 (File No. 333-222159) filed with the Commission on December 19, 2017 (the “Registration Statement”). We are authorized by the Company to provide the responses contained in this letter on behalf of the Company.

In filing this response letter, we have contemporaneously filed an amended Registration Statement including our responses to your comments (the “Amended Registration Statement”).

Registration Statement on Form S-1

Summary

Convertible Notes, page 7

1.	We note your disclosure on page 7 that the Convertible Notes have a conversion price equal to $0.0545. However, pursuant to Section 4(c) of the 10% Senior Secured Convertible Notes issued August 3, 2017, the conversion price appears to be the lesser of (i) $0.075 per share, (ii) 75% of the Closing Bid Price of the Company’s Common Stock on the Closing Date, (iii) 75% of the average of the Closing Bid Prices of the Common Stock for the 10 consecutive Trading Days prior to the filing of the Registration Statement, subject to a floor and (iv) 75% of the average of the Closing Bid Prices of the Common Stock for the 10 consecutive Trading Days prior to the effectiveness of the Registration Statement, subject to a floor. Please revise your disclosure to provide the actual conversion terms of the 10% Senior Secured Convertible Notes issued August 3, 2017. Please also file the 10% Senior Secured Convertible Notes as an exhibit to the registration statement.

Securities and Exchange Commission

January 19, 2018

RESPONSE:

Section 4(c) of the Convertible Note sets forth the conversion price calculation:

“Conversion Price. The conversion price in effect on any Conversion Date shall be equal to the lesser of (i) $0.075 per share, (ii) 75% of the Closing Bid Price of the Company’s Common Stock on the Closing Date, (iii) 75% of the average of the Closing Bid Prices of the Common Stock for the 10 consecutive Trading Days prior to the filing of the Registration Statement ending on the Trading Day that is immediately prior to the date the Registration Statement is filed with the Commission, provided, however, such price shall not be lower than 50% of the Closing Bid Price of the Common Stock on the Closing Date and (iv) 75% of the average of the Closing Bid Prices of the Common Stock for the 10 consecutive Trading Days prior to the effectiveness of the Registration Statement ending on the Trading Day that is immediately prior to the date the Registration Statement is effective with the Commission, provided, however, such price shall not be lower than 50% of the Closing Bid Price of the Common Stock on the Closing Date (collectively, the “Conversion Price”).”

The disclosure of paragraph 3 of the section Summary – Recent Developments – Convertible Notes, to which you refer in your comment letter, has been revised to track the language in Section 4(c) of the Convertible Note as follows:

“The Convertible Notes are convertible at the option of the Purchasers at a conversion price equal to the lesser of (i) $0.075 per share of our Common Stock, (ii) 75% of the closing bid price on the Merger closing date of August 3, 2017 (such closing price was $0.109), resulting in a calculation of $0.08175 per share, (iii) 75% of the 10-day average closing bid price of our Common Stock for the 10-day period prior to the filing of the initial registration statement on August 29, 2017 for the Purchasers, subject to a floor of 50% of the closing bid price on August 3, 2017, or $0.0545 per share, resulting in a calculation of $0.0545 per share, and (iv) 75% of the 10-day average closing bid price of our Common Stock for the 10-day period prior to the effective date of the initial registration statement on November 30, 2017, subject to a floor of $0.0545 per share, resulting in a calculation of $0.0545 per share. As a result of the conversion price calculation in the above sentence, the conversion price of the Convertible Notes was established on November 30, 2017 at a fixed price of $0.0545 per share. Assuming that all of the principal amount of $4,190,463, and related accrued interest on, the Convertible Notes are converted into shares of Common Stock at $0.0545 per share, an aggregate of 82,719,997 shares would be issuable. This prospectus registers the resale of 8,900,000 shares issuable for a portion of the $2,901,937 of principal and related accrued interest under the Convertible Notes held by the selling security holders. The Convertible Notes contain customary anti-dilution protection, including full-ratchet anti-dilution adjustments in the event of certain dilutive issuances (that adjust both conversion price and share amounts to be issued upon conversion).”

Securities and Exchange Commission

January 19, 2018

Please note that the conversion price is fixed at $0.0545, it became fixed on November 30, 2017, and is no longer subject to modification based on floating trading prices of the Company common stock. The Company respectfully believes that this modified disclosure addresses your comment and clarifies how the fixed conversion price of $0.0545 was determined.

The 10% Senior Secured Convertible Note was filed as Exhibit 10.2 in the form 8-K filed by the Company on August 9, 2017. A reference to the 10% Senior Secured Convertible Note is added as Exhibit 10.6 to the Amended Registration Statement filed with this response (the actual exhibit is cross-referenced to the Form 8-K filed on August 9, 2017).

Regards,

/s/ Thomas C. Pritchard
Thomas C. Pritchard